VIA EDGAR

December 28, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Lincoln New York Account N for Variable Annuities (“Registrant”)
and Lincoln Life & Annuity Company of New York (“Depositor”)
File No. 333-214111; Pre-Effective Amendment No. 2 (“Amendment”)

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the above-referenced Amendment to the Registration Statement on December 28, 2016. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on December 28, 2016, or as soon as possible thereafter.

Please contact Scott Durocher, Esquire at 860-466-1222 with any questions or comments regarding this request.

Sincerely,

Lincoln Life & Annuity Company of New York (Depositor) /s/ Kimberly A. Genovese By: Kimberly A. Genovese Assistant Vice President	Lincoln Financial Distributors, Inc. (Principal Underwriter) /s/ Jonathan D. Dempsey Jonathan D. Dempsey Vice President